STRALEM FUND



July 1, 2009
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:   Stralem Fund (the "Trust")
            File Nos. 811-01920 and 002-34277

Ladies and Gentlemen:

      Ms. Patricia P. Williams of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") recently provided us with comments on Post-Effective Amendment No. 57 to the Trust's registration statement on Form N-1A, which had been filed for the purpose of adding a new class of shares to the Stralem Equity Fund (the "Fund"). Following are the comments provided and the Trust's response to each:

                                   PROSPECTUS
                                   ----------

Risk/Return Summary
-------------------

1. If the Fund's investment objective can be changed without shareholder approval please add that disclosure to the Risk/Return Summary.

RESPONSE: The Fund's investment objective can only be changed with shareholder approval. Therefore, no additional disclosure has been added to the Risk/Return Summary.

Investment Adviser and Investment Advisory Agreement
----------------------------------------------------

2. Please add the length of time each Portfolio Manager has served in such capacity for the Fund.

RESPONSE: The table which lists the members of the adviser's investment committee has been amended to state the length of time each member has served as a portfolio manager for the Fund.




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      We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513-587-3406 if you have any questions.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary





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